Registration Statement No. 333-217200

Filed Pursuant to Rule 433

April 1, 2020

Bank of Montreal’s NRGU 3x Leveraged U.S. Oil & Energy Equity Exchange Traded Notes Upsized by $100 Million.

NRGU & NRGD are the only 3x Leveraged and -3x Inverse Leveraged U.S. Oil & Energy Equity Exchange Traded Products.

April 1, 2020 – REX Shares, LLC (REX) is proud to announce that BMO has increased the aggregate principal amount of NRGU by $100 million, to a new total of $175 million. This was the second upsize in March.

NRGU and NRGD (the ETNs) are the only daily resetting 3x leveraged and -3x inverse leveraged exchange traded products with exposure to the U.S. Oil and Energy equity sector in the United States. The ETNs, linked to the Solactive MicroSectors™ U.S. Big Oil Index (the Index), issued by Bank of Montreal and listed on NYSE Arca, were launched on April 9, 2019.

The Solactive MicroSectors U.S. Big Oil Index includes the 10 largest U.S. listed energy companies. The index’s underlying composition is equally weighted across ten stocks. While the performance of market capitalization weighted indices can be dominated by a few large stocks, an equal-weighted index offers the potential for a more diversified portfolio.

The 3x Leveraged and -3x Inverse Leveraged Oil/Energy Equity Trading Solutions:

Product Details

Ticker	Product	Underlying Index	Leverage
NRGU	MicroSectors™ U.S. Big Oil Index 3X Leveraged ETN	Solactive MicroSectors™ U.S. Big Oil Index	300%
NRGD	MicroSectors™ U.S. Big Oil Index -3X Inverse Leveraged ETN	Solactive MicroSectors™ U.S. Big Oil Index	-300%

Solactive MicroSectors™ U.S. Big Oil Index Holdings*

Ticker	Name	Weight	Ticker	Name	Weight
COP	ConocoPhillips	10%	OXY	Occidental Petroleum	10%
CVX	Chevron Corp	10%	PSX	Phillips 66	10%
EOG	EOG Resources	10%	PXD	Pioneer Natural Resources	10%
HES	Hess	10%	VLO	Valero Energy	10%
MPC	Marathon Petroleum	10%	XOM	Exxon Mobil	10%

*As of 03/20/2020. Index weightings and constituents are subject to change.

"In this volatile market, we are pleased that the only 3x leverage long (NRGU) and -3x inverse leverage (NRGD) exchange traded products in the U.S. linked to oil stocks are linked to the MicroSectors Big Oil Index,” said Scott Acheychek, President of REX Shares.  “The goal of the MicroSectors Big Oil suite of exchange traded notes is to provide sophisticated investors a precise way to trade oil and energy companies with daily resetting leverage or inverse leverage. There continues to be strong demand for NRGU despite the substantial sell off in energy stocks, resulting in the recent upsize.”

Please reach out to us with any questions.

Regards,

Scott Acheychek

President, REX Shares

Adam Stempel

Director, BMO Capital Markets

The ETNs are senior, unsecured obligations of Bank of Montreal.

Investment suitability must be determined individually for each investor, and the ETNs may not be suitable for all investors. This information is not intended to provide and should not be relied upon as providing accounting, legal, regulatory or tax advice. Investors should consult with their own financial advisors as to these matters.

Bank of Montreal, the issuer of the ETNs, has filed a registration statement (including a pricing supplement, prospectus supplement and prospectus) with the Securities and Exchange Commission (the "SEC") about the offerings to which this press release relates. Please read those documents and the other documents relating to these offerings that Bank of Montreal has filed with the SEC for more complete information about Bank of Montreal and these offerings. These documents may be obtained without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Bank of Montreal, any agent or any dealer participating in these offerings will arrange to send the applicable pricing supplement, the prospectus supplement and the prospectus if so requested by calling toll-free at 1-877-369-5412.

About REX

REX Shares is an independent provider of exchange-traded products (ETPs). As ETP architects, the REX team specializes in creating investment vehicles that solve specific access or efficiency challenges in investor portfolios. The firm is rooted with decades of structuring and building innovative exchange-traded product solutions.

For more information, please visit www.MicroSectors.com

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Media Contacts: media@rexshares.com

About BMO Financial Group

Serving customers for 200 years and counting, BMO is a highly diversified financial services provider - the 8th largest bank, by assets, in North America. With total assets of $880 billion as of January 31, 2020, and a team of diverse and highly engaged employees, BMO provides a broad range of personal and commercial banking, wealth management and investment banking products and services to more than 12 million customers and conducts business through three operating groups: Personal and Commercial Banking, BMO Wealth Management and BMO Capital Markets.

Related Links

www.bmo.com

Solactive AG (“Solactive”) is the licensor of the Solactive MicroSectors™ U.S. Big Oil Index. The ETNs are not sponsored, endorsed, promoted or sold by Solactive in any way, and Solactive makes no express or implied representation, guarantee or assurance with regard to: (a) the advisability in investing in the ETNs; (b) the quality, accuracy and/or completeness of the applicable Index; and/or (c) the results obtained or to be obtained by any person or entity from the use of the Index. Solactive does not guarantee the accuracy and/or the completeness of the Index and shall not have any liability for any errors or omissions with respect thereto. Notwithstanding Solactive’s obligations to its licensees, Solactive reserves the right to change the methods of calculation or publication of the Index, and Solactive shall not be liable for any miscalculation of or any incorrect, delayed or interrupted publication with respect to the Index. Solactive shall not be liable for any damages, including, without limitation, any loss of profits or business, or any special, incidental, punitive, indirect or consequential damages suffered or incurred as a result of the use (or inability to use) of the Index. The Solactive MicroSectors U.S. Big Oil Index components currently include: ConocoPhillips (COP), Chevron (CVX), EOG Resources (EOG), Hess (HES), Marathon Petroleum (MPC), Occidental Petroleum (OXY), Phillips 66, Pioneer Natural Resources, Valero Energy (VLO), and Exxon Mobil (XOM).